SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 3)

Transport Corporation of America, Inc.

(Name of the Issuer)

Transport Corporation of America, Inc.
Goldner Hawn Johnson & Morrison Incorporated
Patriot Holding Corp.
Patriot Acquisition Corp.

Marathon Ultimate GP, LLC

Miltiades Limited Partnership
Marathon Fund Limited Partnership V
Transport Investors LLC

Michael J. Paxton

Keith R. Klein

Craig A. Coyan

Peggy C. Farra

Mark J. Emmen

(Name of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

89385P102

(CUSIP Number of Class of Securities)

Transport Corporation of America, Inc.	Goldner Hawn Johnson & Morrison Incorporated
Attn. Michael J. Paxton	Attn. Van Zandt Hawn
1715 Yankee Doodle Road	3700 Wells Fargo Center
Eagan, MN 55121	90 South Seventh Street
(651) 686-2500	Minneapolis, MN 55402
(612) 947-0154

Copies to:

John R. Houston, Esq.	Robert A. Rosenbaum, Esq.	John E. Brower, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.	Dorsey & Whitney LLP	Gray Plant Mooty
2800 LaSalle Plaza	50 South Sixth Street	500 IDS Center
800 LaSalle Avenue	Suite 1500	80 South Eight Street
Minneapolis, MN 55402	Minneapolis, MN 55402	Minneapolis, MN 55402
(612) 349-8500	(612) 340-5681	(612) 632-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$68,076,752	$8,013

(1)         The transaction value was based upon the sum of (a) the product of 6,566,942 common shares and the merger consideration of $10.00 per share, plus (b) $2,407,332 expected to be paid upon cancellation of all outstanding options.

(2)         In accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the amount of the filing fee was determined by multiplying $0.0001177 by the amount of the transaction valuation calculated above.

☒            Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,013	Filing Party: Transport Corporation of America, Inc.
Form or Registration No.: Schedule 14A	Date Filed: November 15, 2005

INTRODUCTION

This Amendment No. 3 to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by (1) Goldner Hawn Johnson & Morrison Incorporated, a Minnesota corporation (“GHJM”); (2) Patriot Holding Corp., a Minnesota corporation and a wholly owned subsidiary of GHJM (“Purchaser”); (3) Patriot Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”); (4) Marathon Ultimate GP, LLC, a Delaware limited liability company (“Marathon Ultimate”); (5) Miltiades Limited Partnership, a Delaware limited partnership (“Miltiades”); (6) Marathon Fund Limited Partnership V, a Delaware limited partnership (“Marathon Fund”); (7) Transport Corporation of America, Inc. (“Transport America”); (8) Transport Investors LLC, a Delaware limited liability company; and (9) Michael J. Paxton, Keith R. Klein, Craig A. Coyan, Peggy C. Farra, and Mark J. Emmen (the “Transport Participants” and collectively with GHJM, Purchaser, Merger Sub, Marathon Fund, Miltiades, Marathon Ultimate, Transport America and Transport Investors the “Filing Persons”).  This Schedule 13E-3 is filed in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 26, 2005, by and among Purchaser, Merger Sub and Transport America.

If the Merger Agreement and the Merger (as defined herein) are approved by Transport America’s shareholders, Merger Sub will merge with and into Transport America (the “Merger”), with Transport America continuing as the surviving corporation. In connection with the Merger, each share of Transport America’s common stock, par value $.01 per share (the “Common Stock”) that is outstanding at the effective time of the Merger other than shares (a) held by Purchaser or Merger Sub, (b) contributed by Transport Participants, or (c) as to which dissenters’ rights shall have been perfected, will be cancelled and converted into the right to receive $10.00 in cash without interest.  Each outstanding option to purchase Common Stock will either be exercised by the holder thereof prior to the Merger or cancelled immediately prior to the Merger in exchange for the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, Transport America is filing Amendment No. 3 to Transport America's preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the special committee of Transport America’s board of directors is soliciting proxies from shareholders of Transport America in connection with the Merger.  The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1.   Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.   Subject Company Information.

Regulation M-A Item 1002

(a)                                 Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Companies”

“PARTIES TO THE TRANSACTION”

(b)                                 Securities.  The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(c)                                  Trading Market and Price.  The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)                                 Dividends.  The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)                                  Prior Public Offerings.  Not applicable.

(f)                                   Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN TRANSPORT AMERICA COMMON STOCK” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Persons.

Regulation M-A Item 1003 (a) – (c)

(a)                                 Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Companies”

“PARTIES TO THE TRANSACTION”

(b)                                 Business and Background of Entities.   The information set forth in the Proxy Statement under the caption “PARTIES TO THE TRANSACTION” is incorporated herein by reference.

(c)                                  Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the caption “PARTIES TO THE TRANSACTION” is incorporated herein by reference.

Item 4.   Terms of the Transaction.

Regulation M-A Item 1004 (a) and (c) – (f)

(a)                                 (1)  Material Terms.  Tender Offers.  Not applicable.

(a)                                 (2)  Material Terms.  Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENTS”

APPENDIX A – Agreement and Plan of Merger

APPENDIX B – Voting Agreement (Directors)

APPENDIX C – Voting Agreement (Institutional Investors)

(c)                                  Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Interests of Transport America Directors and Executive Officers in the Merger”

APPENDIX A — Agreement and Plan of Merger

(d)                                 Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Rights of Dissenting Shareholders”

APPENDIX E — Minnesota Statutes, Sections 302A.471 and 302A.473

(e)                                  Provisions for Unaffiliated Security Holders.  There are no provisions in connection with the merger or related transactions to grant unaffiliated security holders access to the corporate files of Transport America or to obtain counsel or appraisal services at the expense of Transport America.

(f)                                   Eligibility for Listing or Trading.  Not Applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005 (a) – (c) and (e)

(a)                                 Transactions.  None.

(b)                                 Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

(c)                                  Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

(e)                                  Agreements Involving the Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Transport America Directors and Officers in the Merger”

“SPECIAL FACTORS—Amendment to Transport America’s Rights Agreement”

“THE VOTING AGREEMENTS”

APPENDIX B — Voting Agreement (Directors)

APPENDIX C — Voting Agreement (Institutional Investors)

Item 6.   Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006 (b) and (c)(1) – (c)(8)

(b)                                 Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

“SPECIAL FACTORS—Plans for Transport America after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Transport America Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Capital Stock and Stock Options of Transport America”

“THE MERGER AGREEMENT—Cancellation of and Payment for Transport America Common Stock”

APPENDIX A — Agreement and Plan of Merger

(c)                                  (1)-(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

“SPECIAL FACTORS—Plans for Transport America after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Transport America Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT—Effect of the Merger on the Capital Stock and Stock Options of Transport America”

“THE MERGER AGREEMENT—Cancellation of and Payment for Transport America Common Stock”

“THE VOTING AGREEMENTS”

APPENDIX A — Agreement and Plan of Merger

APPENDIX B — Voting Agreement (Directors)

APPENDIX C — Voting Agreement (Institutional Investors)

Item 7.   Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)                                 Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(b)                                 Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(c)                                  Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(d)                                 Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“THE MERGER AGREEMENT—Effect of the Merger on the Capital Stock and Stock Options of Transport America”

“THE MERGER AGREEMENT—Cancellation of and Payment for Transport America Common Stock”

Item 8.   Fairness of the Transaction.

Regulation M-A Item 1014

(a)                                 Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Stephens”

“SPECIAL FACTORS—Position of the GHJM Investors, Transport Investors, Patriot Holding and Patriot Acquisition as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Transport Participants as to the Fairness of the Merger”

APPENDIX D — Fairness Opinion

(b)                                 Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Stephens”

“SPECIAL FACTORS—Position of the GHJM Investors, Transport Investors, Patriot Holding and Patriot Acquisition as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Transport Participants as to the Fairness of the Merger”

APPENDIX D — Fairness Opinion

(c)                                  Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“THE SPECIAL MEETING”

“THE MERGER AGREEMENT—Conditions to Completion of the Merger”

(d)                                 Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Stephens”

“SPECIAL FACTORS—Position of the GHJM Investors, Transport Investors, Patriot Holding and Patriot Acquisition as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Transport Participants as to the Fairness of the Merger”

(e)                                  Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

(f)                                   Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

Item 9.   Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)                                 Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee of the Board of Directors of Transport America; Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Stephens”

APPENDIX D – Fairness Opinion

(b)                                 Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Stephens”

APPENDIX D – Fairness Opinion

(c)                                  Availability of Documents.  The opinion referenced in this Item 9 will be made available—at the principal executive offices of Transport America during its regular business hours—for inspection and copying by any interested holder of Transport America’s common stock or any representative who has been so designated in writing.

Item 10.   Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)                                 Source of Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT—Financing”

APPENDIX A – Agreement and Plan of Merger

(b)                                 Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT—Financing”

APPENDIX A – Agreement and Plan of Merger

(c)                                  Expenses.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

(d)                                 Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT—Financing”

Item 11.   Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)                                 Securities Ownership.  The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)                                 Securities Transactions.  The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN TRANSPORT AMERICA COMMON STOCK—Recent Transactions” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

Regulation M-A Item 1012 (d) and (e)

(d)                                 Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Position of the Transport Participants as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Transport America Directors and Executive Officers in the Merger”

“THE VOTING AGREEMENTS”

APPENDIX B — Voting Agreement (Directors)

(e)                                  Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee”

Item 13.   Financial Statements.

Regulation M-A Item 1010 (a) and (b)

(a)                                 Financial Information.  The financial statements included in Transport America’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and Transport America’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, are incorporated herein by reference.  The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL DATA”

“WHERE SHAREHOLDERS CAN FIND MORE INFORMATION”

(b)                                 Pro Forma Information.  Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)                                 Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

(b)                                 Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“WHERE SHAREHOLDERS CAN FIND MORE INFORMATION”

Item 15.   Additional Information.

Regulation M-A Item 1011 (b)

(b)                                 Other Material Information.  The information set forth in the Proxy Statement and Appendices thereto is incorporated herein by reference in its entirety.

Item 16.  Exhibits.

Regulation M-A Item 1016 (a) – (d), (f) and (g)

(a)                                 (1) Letter to Shareholders of Transport America, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)                                 (2)  Notice of Special Meeting of Shareholders of Transport America, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)                                 (3)  Preliminary Proxy Statement of Transport America, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)                                 (4) Form of Proxy Card, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)                                 (5)  Press release issued by Transport America, dated October 26, 2005, regarding the Merger, incorporated herein by reference to the Current Report on Form 8-K filed by Transport America with the Securities and Exchange Commission on October 27, 2005.

(a)                                 (6)  Questions and Answers, made available by Transport America to employees and drivers in hard copy and via a recorded message on October 27, 2005, incorporated herein by reference to the Current Report on Form 8-K filed by Transport America with the Securities and Exchange Commission on October 27, 2005.

(a)                                 (7)  Form of letter to customers of Transport America sent on October 27, 2005, incorporated herein by reference to the Current Report on Form 8-K filed by Transport America with the Securities and Exchange Commission on October 27, 2005.

(b)                                 (1)  Debt Commitment Letter, dated January 12, 2006, by and among GHJM and LaSalle Business Credit, LLC.

(b)                                 (2)  Equity Commitment Letter, dated October 26, 2005, by and among Marathon Fund and Patriot Holding.*

(c)                                  (1)  Fairness Opinion of Stephens Inc. dated as of October 26, 2005 incorporated herein by reference to Appendix D of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(c)                                  (2) Presentation of Stephens Inc. to the Board of Directors of Transport America, dated June 29, 2005. **

(c)                                  (3)  Presentation of Stephens Inc. to the Board of Directors of Transport America, dated July 20, 2005. **

(c)                                  (4)  Presentation of Stephens Inc. to the Board of Directors of Transport America, dated August 15, 2005. **

(c)                                  (5)  Presentation of Stephens Inc. to the Board of Directors of Transport America, dated September 13, 2005. **

(c)                                  (6)  Presentation of Stephens Inc. to the Special Committee of the Board of Directors of Transport America, dated October 26, 2005.*

(d)                                 (1)  Agreement and Plan of Merger dated as of October 26, 2005, by and among Patriot Holding, Patriot Acquisition and Transport America incorporated herein by reference to Appendix A of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(d)                                 (2)  Voting Agreement dated as of October 26, 2005 among Transport America’s directors, in their capacity as shareholders, and Patriot Holding, Patriot Acquisition, and Transport America, incorporated herein by reference to Appendix B of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(d)                                 (3)  Voting Agreement dated as of October 26, 2005 among Rutabaga Capital Management LLC, Wasatch Advisers, Inc., as investment adviser to the Wasatch Small Cap Value Fund and various separate accounts, and Patriot Holding, Patriot Acquisition, and Transport America, incorporated herein by reference to Appendix C of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(d)           (4)  Form of Management Unit Subscription Agreement, dated as of January 6, 2006, by and among Transport Investors, LLC and each of Michael J. Paxton, Craig A. Coyan, Peggy C. Farra and Mark J. Emmen.***

(d)           (5)  Management Unit Subscription Agreement, dated as of January 6, 2006, by and among Transport Investors, LLC and Keith R. Klein.***

(f)                                   Minnesota Statutes, Sections 302A.471 and 302A.473, incorporated herein by reference to Appendix E of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(g)                                  Not applicable.

*                                         Filed as an exhibit to the Schedule 13E-3 filed by Transport America and the other Filing Persons indicated therein with the Securities and Exchange Commission on November 16, 2005.

**                                  Filed as an exhibit to Amendment No. 1 to the Schedule 13E-3 filed by Transport America and the other Filing Persons indicated therein with the Securities and Exchange Commission on December 30, 2005.

***         Filed as an exhibit to Amendment No. 2 to the Schedule 13E-3 filed by Transport America and the other Filing Persons indicated therein with the Securities and Exchange Commission on January 10, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSPORT CORPORATION OF AMERICA, INC.

By:	/s/ Michael J. Paxton	January 20, 2006
Name:	Michael J. Paxton
Title:	Chairman, Chief Executive Officer and President

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Managing Director

PATRIOT HOLDING CORP.

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Chairman, Chief Executive Officer and President

PATRIOT ACQUISITION CORP.

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Chairman, Chief Executive Officer and President

MARATHON FUND LIMITED PARTNERSHIP V

By:	Miltiades Limited Partnership, its General Partner

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Manager

MILTIADES LIMITED PARTNERSHIP

By:	Marathon Ultimate GP, LLC, its General Partner

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Manager

MARATHON ULTIMATE GP, LLC

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Manager

TRANSPORT INVESTORS LLC

By:	/s/ Van Zandt Hawn	January 20, 2006
Name:	Van Zandt Hawn
Title:	Manager

By:	/s/ Michael J. Paxton	January 20, 2006
Name:	Michael J. Paxton

By:	/s/ Keith R. Klein	January 20, 2006
Name:	Keith R. Klein

By:	/s/ Craig A. Coyan	January 20, 2006
Name:	Craig A. Coyan

By:	/s/ Peggy C. Farra	January 20, 2006
Name:	Peggy C. Farra

By:	/s/ Mark J. Emmen	January 20, 2006
Name:	Mark J. Emmen

EXHIBIT INDEX

(a)(1)

Letter to Shareholders of Transport America, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)(2)

Notice of Special Meeting of Shareholders of Transport America, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)(3)

Preliminary Proxy Statement of Transport America, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)(4)

Form of Proxy Card, incorporated herein by reference to Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(a)(5)

Press release issued by Transport America, dated October 26, 2005, regarding the Merger, incorporated herein by reference to the Current Report on Form 8-K filed by Transport America with the Securities and Exchange Commission on October 27, 2005.

(a)(6)

Questions and Answers, made available by Transport America to employees and drivers in hard copy and via a recorded message on October 27, 2005, incorporated herein by reference to the Current Report on Form 8-K filed by Transport America with the Securities and Exchange Commission on October 27, 2005.

(a)(7)

Form of letter to customers of Transport America sent on October 27, 2005, incorporated herein by reference to the Current Report on Form 8-K filed by Transport America with the Securities and Exchange Commission on October 27, 2005.

(b)(1)	Debt Commitment Letter, dated January 12, 2006, by and among GHJM and LaSalle Business Credit, LLC.

(b)(2)	Equity Commitment Letter, dated October 26, 2005, by and among Marathon Fund and Patriot Holding.*

(c)(1)

Fairness Opinion of Stephens Inc. dated as of October 26, 2005 incorporated herein by reference to Appendix D of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(c)(2)	Presentation of Stephens Inc. to the Special Committee of the Board of Directors of Transport America, dated June 29, 2005. **

(c)(3)	Presentation of Stephens Inc. to the Board of Directors of Transport America, dated July 20, 2005. **

(c)(4)	Presentation of Stephens Inc. to the Board of Directors of Transport America, dated August 15, 2005. **

(c)(5)	Presentation of Stephens Inc. to the Board of Directors of Transport America, dated September 13, 2005. **

(c)(6)	Presentation of Stephens Inc. to the Special Committee of the Board of Directors of Transport America, dated October 26, 2005.*

(d)(1)

The Agreement and Plan of Merger dated as of October 26, 2005, by and among Patriot Holding, Patriot Acquisition and Transport America incorporated herein by reference to Appendix A of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(d)(2)	Voting Agreement dated as of October 26, 2005 among Transport America’s directors, in their capacity as shareholders, and Patriot Holding, Patriot Acquisition, and Transport America,

incorporated herein by reference to Appendix B of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(d)(3)

Voting Agreement dated as of October 26, 2005 among Rutabaga Capital Management LLC, Wasatch Advisers, Inc., as investment adviser to the Wasatch Small Cap Value Fund and various separate accounts, and Patriot Holding, Patriot Acquisition, and Transport America, incorporated herein by reference to Appendix C of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(d)(4)	Form of Management Unit Subscription Agreement, dated as of January 6, 2006, by and among Transport Investors, LLC and each of Michael J. Paxton, Craig A. Coyan, Peggy C. Farra and Mark J. Emmen.***

(d)(5)	Management Unit Subscription Agreement, dated as of January 6, 2006, by and among Transport Investors, LLC and Keith R. Klein.***

(f)

Minnesota Statutes, Sections 302A.471 and 302A.473, incorporated herein by reference to Appendix E of Amendment No. 3 to the Proxy Statement on Schedule 14A filed by Transport America with the Securities and Exchange Commission on January 20, 2006.

(g)	Not applicable.

*                                         Filed as an exhibit to the Schedule 13E-3 filed by Transport America and the other Filing Persons indicated therein with the Securities and Exchange Commission on November 16, 2005.

**                                  Filed as an exhibit to Amendment No. 1 to the Schedule 13E-3 filed by Transport America and the other Filing Persons indicated therein with the Securities and Exchange Commission on December 30, 2005.

***         Filed as an exhibit to Amendment No. 2 to the Schedule 13E-3 filed by Transport America and the other Filing Persons indicated therein with the Securities and Exchange Commission on January 10, 2006.